UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16449

Imagistics International Inc.

(Exact name of registrant as specified in its charter)

100 Oakview Drive, Trumbull, CT 06611
(203) 365-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share
Rights plan preferred shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	ý	Rule 12h-3(b)(1)(i)	ý
Rule 12g-4(a)(1)(ii)	¨	Rule 12h-3(b)(1)(ii)	¨
Rule 12g-4(a)(2)(i)	¨	Rule 12h-3(b)(2)(i)	¨
Rule 12g-4(a)(2)(ii)	¨	Rule 12h-3(b)(2)(ii)	¨
		Rule 15d-6	¨

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Imagistics International Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 31, 2005	By:	/s/ Mark S. Flynn

			Name:	Mark S. Flynn
			Title:	Vice President, General Counsel and
Secretary